EXHIBIT 99.1

O2Micro Sets New Q2 Earnings Record

GEORGE TOWN, Grand Cayman, Aug. 4, 2010 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM) reported its financial results today for the second quarter of fiscal 2010, ending June 30, 2010.

Financial Results for the Second Quarter ending 6/30/2010:

Revenue was $39.9 million in the second quarter of fiscal 2010. This was up 14% sequentially and 15% versus the year-ago period. Gross margin was 61.7% in the second quarter. This was approximately flat with 61.6% in the prior quarter and up from 58.8% in the year-ago period.

Total Q2 operating expenses were $17.3 million, versus $17.2 million in the first quarter, and $20.5 million in the second quarter of 2009. These results yielded a GAAP operating margin of 18.3% in the second quarter of 2010, compared to 12.2% in the first quarter of 2010, and (0.3)% in the second quarter of 2009.

Pretax income was $7.5 million in Q2, which was up from $4.5 in Q1, and reversed a pretax loss of $158,000 in the year-ago quarter. Net income was $7.1 million in Q2, up from $4.1 million in Q1, and up from a net loss of $505,000 in the year-ago quarter. GAAP net income per fully diluted ADS was $0.20 in Q2 2010, versus $0.11 in Q1 2010, and improved over a net loss per ADS of $0.01 in Q2 2009.

Financial Results for the Six Months ending 6/30/2010:

Revenue for the first half of 2010 was $74.7 million. This compares favorably to $57.7 million in the first half of 2009. The gross margin in the six months ending June 30, 2010 was 61.7%, up from 57.5% in the comparable half-year. GAAP operating expenses declined to $34.5 million in the first half of 2010 from $37.2 million in the first half of 2009. The corresponding GAAP operating margins for the six month periods were 15.4% and (7.0)% in the respective halves of 2010 and 2009. Pretax income was $12.0 million in the first half of 2010 and reversed a pretax loss of $3.2 million in the first half of 2009. After taxes, GAAP net income was $11.2 million in the first half of 2010, compared to a GAAP net loss of $4.0 million in the first half of 2009. The corresponding GAAP net income per fully diluted ADS was $0.31 in the first half of 2010, which also compares favorably to a GAAP net loss per ADS of $0.11 in the first half of 2009.

Supplementary Data:

The company ended the second quarter of 2010 with $106.1 million in unrestricted cash and short-term investments, or $3.02 per outstanding ADS. The ending cash balance comes after the repurchase of more than 1.1 million ADS units in the second quarter for approximately $7.8 million. The accounts receivable balance was $18.8 million and represented 40 days sales outstanding at the end of the Q2 2010. Inventory was $13.0 million. Inventory stood at 67 days at the end of the second quarter and turned over 5.4 times during Q2 2010. As of June 30, 2010, the company had $116.9 million in working capital and the book value was $176.0 million, or $5.01 per outstanding ADS.

As of June 30, 2010, O2Micro International Limited counted 827 employees, including 518 engineers.

Management Commentary:

Sterling Du, Chairman and CEO, commented, "We set a new Q2 earnings record with high margins and solid sequential and year-to-year revenue growth. These financial accomplishments are the fruits of our ongoing R&D investment." Mr. Du continued, "Our financial success comes from market leading customers who value the superior power efficiency of our 'green' semiconductor chips, including our LED Driver, Battery, DC/DC, Charger, and Security offerings."

Conference Call: O2Micro will hold its second quarter conference call on August 4, 2010 at 7:00 a.m. PDT, 10:00 a.m. EDT. You may participate using the following dial-in information.

In the U.S. and CANADA:	877-852-6575, passcode #7861418
INTERNATIONAL participants:	719-325-4915, passcode #7861418

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the U.S. and CANADA:	888-203-1112, passcode #7861418
INTERNATIONAL participants:	719-457-0820, passcode #7861418

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the company's website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and security components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, and SmartCardBus® products.

O2Micro International maintains an extensive portfolio of intellectual property with 14,483 patent claims granted, and over 16,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

O2Micro International Limited and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Unaudited)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

NET SALES	$ 39,854	$ 34,605	$ 74,707	$ 57,715

COST OF SALES	15,249	14,247	28,647	24,533

GROSS PROFIT	24,605	20,358	46,060	33,182

OPERATING EXPENSES
Research and development (1)	8,483	7,998	16,859	15,982
Selling, general and administrative (1)	8,836	12,469	17,672	21,252
Total Operating Expenses	17,319	20,467	34,531	37,234

INCOME (LOSS) FROM OPERATIONS	7,286	(109)	11,529	(4,052)

NON-OPERATING INCOME (LOSS)
Interest income	230	384	487	828
Foreign exchange gain (loss)	(7)	(405)	(8)	82
Other – net	3	(28)	(26)	(39)
Total Non-operating Income (Loss)	226	(49)	453	871

INCOME (LOSS) BEFORE INCOME TAX	7,512	(158)	11,982	(3,181)

INCOME TAX EXPENSE	456	347	832	865

NET INCOME (LOSS)	7,056	(505)	11,150	(4,046)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	4	555	116	(89)
Unrealized gain (loss) on available-for-sale securities	(530)	(751)	1,254	752
Unrealized pension gain	1	2	3	3
Total Other Comprehensive Income (Loss)	(525)	(194)	1,373	666

COMPREHENSIVE INCOME (LOSS)	$ 6,531	$ (699)	$ 12,523	$ (3,380)

EARNINGS (LOSS) PER SHARE:
Basic	$ 0.0042	$(0.0003)	$ 0.0064	$ (0.0022)
Diluted	$ 0.0040	NA	$ 0.0063	NA

EARNINGS (LOSS) PER ADS
Basic	$ 0.21	$ (0.01)	$ 0.32	$ (0.11)
Diluted	$ 0.20	NA	$ 0.31	NA

SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:
Basic (in thousands)	1,695,983	1,846,359	1,737,260	1,842,521
Diluted (in thousands)	1,744,127	NA	1,783,874	NA

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	33,920	36,927	34,745	36,850
Diluted (in thousands)	34,883	NA	35,677	NA

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 238	$ 334	$ 513	$ 616
Selling, general and administrative	$ 730	$ 620	$ 1,382	$ 1,109

O2Micro International Limited and Subsidiaries
Consolidated Balance Sheets
(In Thousand U.S. Dollars, Except Share Amounts)

	June 30, 2010	December 31, 2009
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 35,025	$ 38,831
Restricted cash	159	236
Short-term investments	71,072	74,502
Accounts receivable, net	18,801	14,556
Inventories	12,981	9,457
Prepaid expenses and other current assets	1,979	3,342
Total Current Assets	140,017	140,924

LONG-TERM INVESTMENTS	20,255	15,190

PROPERTY AND EQUIPMENT, NET	29,468	30,570

OTHER ASSETS
Restricted assets	1,435	1,443
Intangible assets	3,935	4,266
Other Assets	4,881	4,921
	10,251	10,630

TOTAL ASSETS	$199,991	$197,314

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 11,944	$ 8,760
Income tax payable	483	411
Accrued expenses and other current liabilities	10,653	7,731
Total Current Liabilities	23,080	16,902

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	467	498
Long-term income tax payable	335	341
Other liabilities	129	129
	931	968

Total Liabilities	24,011	17,870

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,754,594,750 and 1,809,461,200 shares as of June 30, 2010 and December 31, 2009, respectively	35	36
Additional paid-in capital	139,498	142,679
Retained earnings	40,777	33,214
Accumulated other comprehensive income	4,888	3,515
Treasury stock – 68,538,500 shares and nil as of June 30, 2010 and December 31, 2009, respectively	(9,218)	--
Total Shareholders' Equity	175,980	179,444

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$199,991	$197,314
CONTACT:  O2Micro International Limited
          Gary E. Abbott, Director of Investor Relations
          408.987.5920, x8888
          gary.abbott@o2micro.com